RELEASE OF CLAIMS

I agree that the goodwill payment (as calculated in the letter to which this Exhibit A is attached) to be made by Maxim Integrated Products, Inc. ("Maxim") is full and complete satisfaction for the expiration and termination of my vested stock option to purchase shares of common stock of Maxim identified below (the "Option").

By signing below, I irrevocably, unconditionally and completely release, acquit and forever discharge each of the Releasees (as defined below) from any Claim (as defined below), and irrevocably, unconditionally and completely waive and relinquish each and every Claim that I may have had in the past, may now have or may have in the future against any of the Releasees, relating to any written or oral agreements or arrangements relating to the Option. For this purpose, the term "Releasees" means: (i) Maxim, (ii) each affiliate of Maxim, and (iii) the successors and past, present and future assigns, directors, officers, agents, attorneys and representatives of the respective entities identified or otherwise referred to in the foregoing clauses (i) and (ii); and the term "Claim" means all past, present and future disputes, claims, controversies, demands, rights, obligations, liabilities, actions and causes of action of every kind and nature, including, without limitation, (x) any unknown, unsuspected or undisclosed claim, and (y) any claim or right that may be asserted or exercised by me in my capacity as a stockholder, director, officer or employee of Maxim or in any other capacity.

Applicable only for individuals residing in California

I hereby expressly waive the provisions of Section 1542 of the California Civil Code regarding the waiver of unknown claims, which provides as follows:

> "A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR."

Applicable only for individuals residing outside of the United States

I acknowledge that the payment is made by Maxim (and not by my employer) and that it is outside the scope of my employment and does not constitute part of my compensation or salary for any purpose (including, but not limited to, calculation of any severance pay, bonuses, pension benefits or similar payments). I further acknowledge that I am responsible for any income tax and social insurance contribution payments due with respect to the cash payment (regardless of any tax withholding obligation Maxim or my employer may have with respect to the payment).

AGREED:

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Signature   Option Number

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Name (Please print)   Date and Time